Exhibit 21

SUBSIDIARIES OF NEVADA GOLD & CASINOS, INC.

WHOLLY-OWNED SUBSIDIARIES	STATE OF INCORPORATION

Black Hawk Gold, Ltd.	Colorado
CGC Holdings, LLC	Nevada
CGE Assets, Inc.
(formerly, Colorado Grande Enterprises, Inc.)	Colorado
Gold Mountain Development, LLC	Colorado
Gold River, LLC	Nevada
Nevada Gold BVR, L.L.C.	Nevada
Nevada Gold NY, Inc.	New York
Nevada Gold Vicksburg, LLC	Mississippi
Nevada Gold Management Services, LLC	Texas
NG Washington, LLC	Washington
NG Washington II, LLC	Washington
NG Washington II Holdings, LLC	Delaware
NG Washington III, LLC	Washington
NG Washington IV, LLC	Washington
NG South Dakota, LLC	South Dakota
A.G. Trucano, Son & Grandsons, Inc.	South Dakota
Nevada Gold Speedway, LLC	Nevada

PARTIALLY OWNED SUBSIDIARIES

Texas City Limits, LLC	Texas

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